Filed Pursuant to Rule 424(b)(7)
Registration No. 333-130484
Supplement No. 1 to Prospectus dated December 19, 2005
$300,000,000
Emdeon Corporation
3 1/8% Convertible Notes due 2025
and
Common Stock Issuable Upon Conversion of the Notes

        This supplement no. 1 updates and amends certain information contained in the prospectus dated December 19, 2005 (as so supplemented and amended, the “prospectus”), relating to the offer and sale from time to time by certain selling security holders of up to $300,000,000 aggregate principal amount of our 3 1/8% convertible notes due 2025 and shares of our common stock issuable upon conversion of the notes. The terms of the notes are set forth in the prospectus. This supplement no. 1 is not complete without, and may not be utilized except in connection with, the accompanying prospectus. This supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 1 supersedes the information contained in the prospectus.
      To read about important factors you should consider before buying the notes, see the “Risk Factors” section of our prospectus and our Annual Report on Form 10-K that are incorporated by reference in this supplement no. 1.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement no. 1 is December 15, 2006

      The information in the table under the caption “Selling Security Holders” in the prospectus is modified by adding the information below with respect to persons not previously listed in the prospectus, and by superseding the information with respect to persons listed below who were previously listed in the prospectus with the information that is set forth below.
SELLING SECURITY HOLDERS

	Principal
	Amount		Number of
	of Notes		Shares of
	Beneficially	Percentage of	Common Stock	Percentage of
	Owned that	Notes	that may be	Common Stock
Name of Selling Security Holder	may be Sold	Outstanding	Sold(1)	Outstanding(2)

UBS Securities LLC(3)	$6,250,000	2.1%	401,529	*
Banc of America Securities LLC(4)	$1,000,728	*	64,291	*
Barnet Partners Ltd.(5)	$7,500,000	2.5%	481,835	*
Equity Overlay Fund, LLC(6)	$1,000,000	*	64,245	*
John Deere Pension Trust(7)	$1,000,000	*	64,245	*
Redbourn Partners Ltd.(8)	$6,000,000	2.0%	385,468	*
CNH CA Master Account, L.P.(9)	$4,000,000	1.3%	256,978	*
Highbridge International LLC(10)	$22,500,000	7.5%	1,445,504	*
HBMC LLC(11)	$10,000,000	3.3%	642,446	*
Topaz Fund(12)	$4,000,000	1.3%	256,978	*

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 64.2446 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 163,801,273 shares of the common stock outstanding as of December 8, 2006 (which includes outstanding shares of unvested restricted stock). In calculating these percentages for each holder of notes, we also treated as outstanding that number of shares of common stock issuable upon conversion of that holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	UBS Securities LLC is a registered broker-dealer. UBS A.G. has the power to direct the voting and disposition of securities held by UBS Securities LLC.

(4)	Banc of America Securities LLC is a registered broker-dealer and a subsidiary of Bank of America Corporation, which is a publicly held entity. Bank of America Corporation has the power to direct the voting and disposition of securities held by Banc of America Securities LLC.

(5)	This selling security holder was previously listed as holding $5,000,000 in principal amount of the notes. Camden Asset Management has the power to direct the voting and disposition of securities held by Barnet Partners Ltd. Mr. Alex Lach is the portfolio manager of Barnet Partners Ltd. The information included in this supplement no. 1 supersedes all prior information concerning Barnet Partners Ltd.

(6)	Camden Asset Management has the power to direct the voting and disposition of securities held by Equity Overlay Fund, LLC. Mr. Alex Lach is the portfolio manager of Equity Overlay Fund, LLC.

(7)	Camden Asset Management has the power to direct the voting and disposition of securities held by John Deere Pension Trust. Mr. Alex Lach is the portfolio manager of John Deere Pension Trust.

(8)	This selling security holder was previously listed as holding $4,500,000 in principal amount of the notes. Camden Asset Management has the power to direct the voting and disposition of securities held by Redbourn Partners Ltd. Mr. Alex Lach is the portfolio manager of Redbourn Partners Ltd.

The information included in this supplement no. 1 supersedes all prior information concerning Redbourn Partners Ltd.

(9)	CNH Partners, LLC is the investment advisor of CNH CA Master Account, L.P. and has the power to direct the voting and disposition of securities held by CNH CA Master Account, L.P. CNH Partners, LLC is jointly owned by Mr. Robert Krail, Mr. Mark Mitchell and Mr. Todd Pulvino.

(10)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Highbridge International LLC (“HIC”) and has the power to direct the voting and disposition of securities held by HIC. Glen Dubin and Henry Swieca control HIghbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HIC.

(11)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of HBMC LLC (“HBMC”) and has the power to direct the voting and disposition of securities held by HBMC. Glen Dubin and Henry Swieca control HIghbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HBMC.

(12)	SG Americas Securities has the power to direct the voting and disposition of securities held by Topaz Fund.

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